Textainer Announces Expiration of “Go-Shop” Period

HAMILTON, Bermuda and NEW YORK, November 22, 2023 – Textainer Group Holdings Limited (NYSE: TGH; JSE: TXT) (“Textainer”), one of the world’s largest lessors of intermodal containers, today announced the expiration of the 30-day “go-shop” period under the terms of the previously announced definitive agreement to be acquired by Stonepeak, a leading alternative investment firm specializing in infrastructure and real assets. Under and subject to the terms of the agreement, Stonepeak will acquire Textainer for $50.00 per share in cash, representing an enterprise value of approximately $7.4 billion. The “go-shop” period expired at 12:01 a.m. Eastern Time on November 22, 2023.

During the “go-shop” period, Textainer and its financial advisor were permitted to actively solicit and consider alternative acquisition proposals. Neither Textainer nor its representatives received an alternative acquisition proposal during the “go-shop” period.

The transaction is expected to close in the first quarter of 2024, subject to customary closing conditions, including approval by Textainer shareholders and the receipt of required regulatory clearances and approvals. Upon closing of the transaction and the redemption of Textainer’s Series A and B cumulative redeemable perpetual preference shares, Textainer will become a private company and its common shares will no longer be listed on the New York Stock Exchange or the Johannesburg Stock Exchange.

About Textainer Group Holdings Limited

Textainer has operated since 1979 and is one of the world’s largest lessors of intermodal containers with more than 4 million TEU in our owned and managed fleet. We lease containers to approximately 200 customers, including all of the world’s leading international shipping lines, and other lessees. Our fleet consists of standard dry freight, refrigerated intermodal containers, and dry freight specials. We also lease tank containers through our relationship with Trifleet Leasing and are a supplier of containers to the U.S. Military. Textainer is one of the largest and most reliable suppliers of new and used containers. In addition to selling older containers from our fleet, we buy older containers from our shipping line customers for trading and resale and we are one of the largest sellers of used containers. Textainer operates via a network of 14 offices and approximately 400 independent depots worldwide. Textainer has a primary listing on the New York Stock Exchange (NYSE: TGH) and a secondary listing on the Johannesburg Stock Exchange (JSE: TXT). Visit www.textainer.com for additional information about Textainer.

About Stonepeak

Stonepeak is a leading alternative investment firm specializing in infrastructure and real assets with approximately $57.9 billion of assets under management. Through its investment in defensive, hard-asset businesses globally, Stonepeak aims to create value for its investors and portfolio companies, with a focus on downside protection and strong risk-adjusted returns. Stonepeak sponsors investment vehicles focused on private equity and credit. The firm provides capital, operational support, and committed partnership to grow investments in its target sectors, which include communications, energy and energy transition, transport and logistics, social infrastructure, and real estate. Stonepeak is headquartered in New York with offices in Hong Kong, Houston, London, Singapore, and Sydney. For more information, please visit www.stonepeak.com.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this press release may constitute “forward-looking statements.” Actual results could differ materially from those projected or forecast in the forward-looking statements. The factors that could cause actual results to differ materially include the following: risks related to the satisfaction or waiver of the conditions to closing the proposed acquisition (including the failure to obtain necessary regulatory approvals and failure to obtain the requisite vote by Textainer’s shareholders) in the anticipated timeframe or at all, including the possibility that the proposed acquisition does not close; the occurrence of any event, change or other circumstance or condition that could give rise to the termination of the definitive merger agreement, including in circumstances requiring Textainer to pay a termination fee; risks related to the ability to realize the anticipated benefits of the proposed acquisition, including the possibility that the expected benefits from the acquisition will not be realized or will not be realized within the expected time period; disruption from the transaction making it more difficult to maintain business and operational relationships; continued availability of capital and financing; disruptions in the financial markets; certain restrictions during the pendency of the transaction that may impact Textainer’s ability to pursue certain business opportunities or strategic transactions; risks related to diverting management’s attention from Textainer’s ongoing business operation; negative effects of this announcement or the consummation of the proposed acquisition on the market price of Textainer’s common shares, preference shares and/or operating results; significant transaction costs; unknown liabilities; the risk of litigation and/or regulatory actions related to the proposed acquisition, other business effects and uncertainties, including the effects of industry, market, business, economic, political or regulatory conditions; decreases in the demand for leased containers; decreases in market leasing rates for containers; difficulties in re-leasing containers after their initial fixed-term leases; customers’ decisions to buy rather than lease containers; increases in the cost of repairing and storing Textainer’s off-hire containers; Textainer’s dependence on a limited number of customers and suppliers; customer defaults; decreases in the selling prices of used containers; the impact of COVID-19 or future global pandemics on Textainer’s business and financial results; risks resulting from the political and economic policies of the United States and other countries, particularly China, including but not limited to, the impact of trade wars, duties, tariffs or geo-political conflict; risks stemming from the international nature of Textainer’s business, including global and regional economic conditions, including inflation and attempts to control inflation, and geopolitical risks such as the ongoing war in Ukraine and activities in Israel; extensive competition in the container leasing industry and developments thereto; decreases in demand for international trade; disruption to Textainer’s operations from failures of, or attacks on, Textainer’s information technology systems; disruption to Textainer’s operations as a result of natural disasters; compliance with laws and regulations related to economic and trade sanctions, security, anti-terrorism, environmental protection and anti-corruption; the availability and cost of capital; restrictions imposed by the terms of Textainer’s debt agreements; and changes in tax laws in Bermuda, the United States and other countries.

You should carefully consider the foregoing factors and the other risks and uncertainties that affect Textainer’s business described in the “Risk Factors” and “Information Regarding Forward-Looking Statements; Cautionary Language” sections of its Annual Report on Form 20-F and other documents filed from time to time with the U.S. Securities and Exchange Commission (the “SEC”), all of which are available at www.sec.gov. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Textainer assumes no obligation to, and does not intend to, update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, unless required by law. Textainer does not give any assurance that it will achieve its expectations.

Additional Information and Where to Find It

Textainer intends to file a proxy statement for a special meeting of Textainer’s shareholders and may also file other relevant documents with the SEC regarding the proposed acquisition. This communication is not a substitute for the proxy statement (when available) or any other document that Textainer may file with the SEC with respect to the proposed transaction. The definitive proxy statement will be mailed or otherwise furnished to Textainer’s shareholders. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT, ANY AMENDMENTS OR SUPPLEMENTS THERETO AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT TEXTAINER AND THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain copies of these materials (if and when they are available) and other documents containing important information about Textainer and the proposed transaction, once such documents are filed with the SEC free of charge through the website maintained by the SEC at www.sec.gov Copies of documents filed with the SEC by Textainer will be made available free of charge on Textainer’s investor relations website at https://investor.textainer.com/.

No Offer or Solicitation

This communication is for information purposes only and is not intended to and does not constitute, or form part of, an offer, invitation or the solicitation of an offer or invitation to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities, or the solicitation of any vote or approval in any jurisdiction, pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

Participants in the Solicitation

Textainer and its directors and certain of its executive officers and other employees may be deemed to be participants in the solicitation of proxies from Textainer’s shareholders in connection with the proposed transaction. Information about Textainer’s directors and executive officers is set forth in Textainer’s Form 20-F, which was filed with the SEC on February 14, 2023. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement and other relevant materials regarding the acquisition to be filed with the SEC in respect of the proposed transaction when they become available. These documents can be obtained free of charge from the sources indicated above in “Additional Information and Where to Find It”.

Contacts

Textainer

Investor Relations

+1 415-658-8333

ir@textainer.com

Stonepeak

Kate Beers / Maya Brounstein
Corporate Communications
corporatecomms@stonepeak.com
+1 (212) 907-5100